November 21, 2014

VIA EDGAR

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	NeuLion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014 Filed August 6, 2014
File No. 000-53620

Dear Mr. Spirgel:

NeuLion, Inc. (the “Company”) submits this response to the November 10, 2014 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“Commission”) regarding the above-referenced filings.

We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis, below.  We will make the changes indicated in future filings.  Where the response sets forth a change that will be made in future filings of Form 10-K or Form 10-Q, the new disclosure is underscored and the deleted disclosure is struck through.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

Form 10-K for Fiscal Year Ended December 31, 2013

Customer Dependence, page 3

1.             Comment:  Please identify your material customers that accounted for 10% or more of your revenues, the loss of which would have a material effect on the registrant.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response:

As a smaller reporting company, we have previously satisfied our reporting obligations under Item 101 of Regulation S-K by complying with the requirements of its subsection (h).  Going forward, when we transition from a smaller reporting company to an accelerated filer, we will comply with the disclosure requirements of Item 101(c) of Regulation S-K and disclose in future filings the names of any material customers that accounted for 10% or more of our revenues, the loss of which would have a material effect on us.  In the Form 10-K for the fiscal year ended December 31, 2013, the National Hockey League was the customer that accounted for more than 10% of our revenues.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 19
Overall Performance – Year Ended December 31, 2013 vs year-ended December 31, 2012, page 20
Overall Performance – Three months ended December 31, 2013 vs three months ended December 31, 2012, page 21

2.            Comment:  The presentation and discussion of non-GAAP measures without presenting and discussing the most directly comparable GAAP measures appear to attach undue prominence to the non-GAAP measures.  Please revise accordingly.

Response:

We will no longer refer to Non-GAAP Gross Margin in future filings and will instead revert back to a discussion of Cost of Revenue as a % of Revenue, as we had done in our Form 10-Q for the fiscal quarter ended September 30, 2013 and prior filings.

 3.            Comment:  Please reconcile “Adjusted Gross Margin” and “Adjusted Gross Margin %” to the most comparable GAAP measure, gross margin and gross margin %.

Response:

We will no longer refer to Non-GAAP Gross Margin in future filings and will instead revert back to a discussion of Cost of Revenue as a % of Revenue, as we had done in our Form 10-Q for the fiscal quarter ended September 30, 2013 and prior filings.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 33

4.            Comment:  Please revise the beneficial ownership table to include the spousal shares of Mr. Wang and Ms. Li.  While they may disclaim beneficial ownership of such shares in the footnote, they must include them in their beneficial holdings.

Response:

We will revise the beneficial ownership table in future filings to include the spousal shares owned by Mr. Wang and Ms. Li.  Each will then disclaim beneficial ownership in the applicable footnote to the table.

Note 2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-7

5.             Comment:  Please tell us and disclose in your “Critical Accounting Policies and Estimates” section the nature of the subscription revenues that results in either a gross or net presentation.  In addition, tell us and disclose the factors you considered in concluding that the gross or net presentation is appropriate.  Refer to ASC 605-45-45 in your response.

Response:

Subscription revenues represent fees received from customers for streaming services that allow our customers  to provide their audio, video and/or pay-per-view (“PPV”) content online (PC, mobile, tablet, game console) to their end users.  PPV revenue is recognized when the event occurs, while other subscription revenue is recognized ratably over the respective subscription period.

In general, the Company’s subscription revenue cycle begins with a third party end user (i.e. a sports fan) accessing our customer’s website and subscribing to a particular sports viewing package that meets their needs.  The third party end user pays the subscription price via credit card and the transaction is processed and collected by the Company.  Upon receipt of the cash, the Company remits the customer’s share of the revenue back to the customer on a monthly basis based on a predetermined revenue share stated in the contract with the particular customer.  The typical revenue share for the two main types of customers is as follows:

	Company’s Share of Revenue	Customer’s Share of Revenue
College Sports (and a few Pro Sports)	60% to 70%	30% to 40%
Pro Sports	10% to 20%	80% to 90%

ASC 605-45-45 provides specific indicators to determine when revenue should be reported at gross or net amounts. Generally, the Company presents revenue gross when the Company is the primary obligor, and net when the customer is the primary obligor, after consideration of the remaining indicators in ASC 605-45.  Based on the nature of its subscription business, the Company has both types of revenue.  Following is an analysis of the indicators. Specifically:

•	Evaluation of Which Entity is the Primary Obligor:

College Sports

o
A subscription transaction under the College Sports business is a joint service in which customer provided content is converted to a digital signal and then distributed online utilizing the Company’s technology and systems.  For our College Sports customers, we build, manage and host the website that serves the third party end user.  The Company also markets the subscriptions for our College Sports customers.  The Company’s revenue share with its College Sports customers reflects the level of work performed by the Company to deliver the product to the third party end user and compensates our customers for their only input into the product, the content.  Therefore, it is management’s assessment that the Company is the primary obligor in the College Sports subscription arrangements and therefore records any subscription revenues received from the third party end user on a gross revenue basis.  Amounts paid to the customer pursuant to the revenue sharing contract are recorded as costs of revenue.

Pro Sports

o
A subscription transaction under the Pro Sports arrangements is also a jointly provided service. However, the Company only provides the functionality of the service as the content is run through its customer’s website. Specifically, the Company provides the streaming technology to stream the content from the sporting event to the customer’s website.  Our customer builds, manages and hosts the website that serves the third party end user. The customer also markets the subscriptions for Pro Sports.

o
For the subscription revenue, which is based on a revenue share percentage, it is management’s assessment that its customer is the primary obligor in the Pro Sport subscription arrangement and therefore records any subscription revenues received from the third party end user on a net revenue basis.

•	Evaluation of Which Entity has Latitude in Establishing Price:

Another important indicator for determining whether gross versus net presentation is required is who establishes prices in the subscription revenue arrangements.  Following is a discussion of both College and Pro Sports arrangements:

College Sports

o
The Company works in a joint manner with customers to determine the appropriate price point for the subscription services.  Because the Company’s College Sports customers do not have the capability or expertise to stream live and archived content on their own, they rely heavily on the Company’s team to establish appropriate marketing practices for the subscription services – including the establishment of prices.  Management asserts that the Company has latitude in establishing prices for College Sports subscription services.

Pro Sports

o
As discussed above, our Pro Sports customers build, manage and host the website that serves the third party end user. The customer also markets the subscriptions for Pro Sports.  Lastly, the Company does not have the ability to set the prices received from the end-user.

Additionally, and to a lesser extent, the Company also considers the following factors:

•	The customer has general inventory risk.
•	The Company changes the product or performs part of the service.
•	The Company has discretion in supplier selection.
•	Both the Company and the customer are involved in determination of product or service specifications.
•
The Company has physical loss inventory risk for the College Sports transactions and the customer has physical loss inventory risk for the Pro Sports transactions.  Physical loss inventory risk for the Company’s business is when the content is not provided to the third party end user due to problems with the Company’s or the customer’s display platform.

•	Credit risk is minimal due to all transactions being processed through major credit cards.

Conclusion:

In determining whether a gross or net method of revenue recognition should be applied, ASC 605-45-45 has indicated that none of the indicators should be considered presumptive or determinative, but rather that the relative strength of each indicator should be considered.  As discussed above, the Company believes the determination of who is the primary obligor provides the greatest relative strength.

For College Sports subscription transactions, management believes that the indicators of gross revenue recognition significantly outweigh the indicators for net revenue recognition in relative terms. However, for Pro Sports revenue sharing transactions, management believes that the indicators of net revenue recognition significantly outweigh the indicators for gross revenue recognition in relative terms.

We will revise the disclosure as follows in future filings:

Subscription revenue consists of recurring revenue based on the number of subscribers. The subscriber revenue is typically generated on a monthly, quarterly or annual basis and can be a fixed fee per user, a variable fee per user or a variable fee based on a percentage of the subscription price. The Company defers the appropriate portion of cash received for the services that have not yet been rendered and recognizes the revenue over the term of the subscription, which is generally between thirty days and one year. Pay-per-view revenues are deferred and recognized in the period when the content is viewed. Subscription revenues are recorded on either a gross or net basis depending on the transaction arrangement with the customer. ~~Where subscription revenues are recorded on a gross basis, the total amount of the subscription is deferred and recognized over the subscription term and the share of revenue owing to our customer is deferred and recognized as a cost of revenue over the term of the subscription. Where subscription revenues are recorded on a net basis, only the Company’s share of revenue from the subscription is deferred and recognized over the term of the subscription~~.  Under U.S. GAAP guidance related to reporting revenue gross as a principal versus net as an agent, the indicators used to determine whether an entity is a principal or an agent to a transaction are subject to judgment. When we apply the indicators to our facts where we consider ourselves the principal in the subscription transaction to the user, revenue is recorded on a gross basis, the total amount of the subscription is deferred and recognized over the subscription term and the share of revenue owing to our customer is deferred and recognized as a cost of revenue over the term of the subscription. When we apply the indicators to our facts where we consider ourselves the agent in the subscription transaction to the user, revenue is recorded on a net basis; only the Company’s share of revenue from the subscription is deferred and recognized over the term of the subscription.

Note 7. Related Party Transactions

Investment in affiliate ─ KyLinTV, page F-14

6.             Comment:  Please disclose in all future filings the amount of equity method losses not recognized in your Consolidated Statement of Comprehensive Income.

Response:

The Company will disclose the amount of equity method losses not recognized in our Consolidated Statement of Comprehensive Income in all future filings.

Note 15. Commitments and Contingencies

Contingencies, pages F-24 and F-25

7.             Comment:  Please disclose the gross amounts due under your operating leases in your table on page F-14.  You disclose such amounts are net of expected sublease income of $2.836 million of the next four years.  Refer to ASC 840-20-50-2.

Response:

We will revise the indicated disclosure in future filings in accordance with the following:

	Operating Leases			Minimum
	Gross	Recovery	Net	Guarantees	Other	Total
2014	1,589,584	(816,237)	773,347	7,568,882		8,342,229
2015	1,286,843	(816,237)	470,605	5,970,198		6,440,804
2016	1,042,677	(779,273)	263,404	3,290,258		3,553,662
2017	487,121	(424,389)	62,732	2,479,168	59,253	2,601,153
2018	10,000	0	10,000	665,858		675,858
Thereafter	20,000	0	20,000	20,000		40,000
	4,436,224	(2,836,136)	1,600,088	19,994,364	59,253	21,653,706

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Investment income (expense), net, page 19

8.             Comment:  Please tell us why there was an increase in the fair value of an over-the-counter stock that previously had a nominal value resulted in a gain of approximately $400,000 for the six months ended June 30, 2014.  In your response, please describe the type of investment (debt or equity), how previously accounted for, and where classified on the consolidated balance sheet at December 31, 2013.

Response:

The over-the-counter stock, Voip-Pal.Com Inc. (OTC Pink: VPLM) is a publicly traded equity security.   The Company acquired two million shares of this stock as part of its acquisition of Interactive Netcasting Systems on October 31, 2009.  On October 31, 2009, the stock had a publicly traded value of $17,600.  Between October 31, 2009 and December 31, 2013, due to limitations on the transferability and salability of the stock, the Company determined the fair value of the stock to be nil.  During the first quarter of 2014, these limitations were relieved and the stock was sold, resulting in a gain of approximately $400,000.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact Frank Lee, our corporate securities lawyer, at Loeb & Loeb LLP, at (212) 407-4825 or me at (516) 622-8346.  Thank you.

Very truly yours,

/s/ Arthur J. McCarthy
Arthur J. McCarthy
Chief Financial Officer

cc:           Frank Lee, Esq.